UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 6951294, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Compugen Ltd.

On July 31, 2014, Compugen Ltd. (the “Company”) will hold its annual general meeting of shareholders. A copy of the notice and proxy statement is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this Report on Form 6-K, including the exhibit hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-185910.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Notice and proxy statement relating to the annual general meeting of shareholders of Compugen Ltd. to be held on July 31, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: June 26, 2014	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz General Counsel